WOODSIDE

14 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Petroleum Exploration Incentives Welcomed, lodged with the Australian Stock Exchange on 12 May 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 12 MAY 2004
12:50PM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

PETROLEUM EXPLORATION INCENTIVES WELCOME

Woodside Energy has welcomed tax changes designed to encourage oil and gas exploration in frontier offshore areas around Australia.

Under the Australian Government's Budget announcement yesterday, exploration costs in frontier areas will qualify for a 150% deduction against income subject to Petroleum Resources Rent Tax.

"This is an important and necessary initiative and a very positive first step for which we commend the Government," said Woodside's Director of New Ventures, Agu Kantsler.

"It is important for Australia because the nation's oil production is in decline and will fall dramatically over the next decade unless exploration is increased and more oil fields are discovered and developed.

"It is necessary because Australia needs to remain competitive with other areas of the world where attractive taxation regimes encourage companies to explore in what is a high-risk industry.

"This change will encourage increased exploration in deep water and other frontier areas where the exploration costs and risks are greatest."

Projections by Australian Government forecasting agencies indicate that Australia faces a rapid decline in liquid petroleum production over the next decade with self-sufficiency expected to decline from an average of 80-90% over the past decade to less than 40% by 2010.

Dr Kantsler said Australia would continue to require secure supplies of oil and gas for the foreseeable future, despite advances in other energy technologies.

"Oil and gas projects also generate large economic and tax revenue benefits so it has been wise of the Government to modify the petroleum taxation regime in this way."